SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2005

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CONSOLIDATED BALANCE SHEETS
AT AND AS OF JUNE 30, 2005 AND 2004
(Thousands of Mexican Pesos of June 30, 2005 purchasing power)

REF		2nd QUARTER 2005		2nd QUARTER 2004
S	CONCEPTS	Amount	%	Amount	%
1	TOTAL ASSETS	43,089,398	100%	28,974,178	100%

2	CURRENT ASSETS	35,311,730	82%	21,417,821	74%
3	CASH AND SHORT-TERM INVESTMENTS	17,943,826	42%	9,491,657	33%
4	ACCOUNTS RECEIVABLE (NET)	12,715,077	30%	7,238,130	25%
5	OTHER ACCOUNTS RECEIVABLE	1,480,002	3%	1,149,391	4%
6	INVENTORIES	3,172,825	7%	3,538,643	12%
7	OTHER CURRENT ASSETS		0%		0%
8	LONG-TERM ASSETS	1,211,393	3%	1,039,934	4%
9	ACCOUNTS RECEIVABLE (NET)
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,211,393	3%	1,039,934	4%
11	OTHER
12	PROPERT, PLANT AND EQUIPMENT	5,297,980	12%	4,501,215	16%
13	PROPERTIES	3,299,893	8%	3,316,905	11%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	355,764	1%	368,158	1%
15	OTHER EQUIPMENT	5,602,736	13%	4,829,649	17%
16	ACCUMULATED DEPRECIATION	(3,960,413)	-9%	(4,013,497)	-14%
17	CONSTRUCTION IN PROGRESS		0%		0%
18	DEFERRED ASSETS (NET)	766,570	2%	1,362,195	5%
19	OTHER ASSETS	501,725	1%	653,013	2%

20	TOTAL LIABILITIES	35,172,319	100%	21,801,363	100%

21	CURRENT LIABILITIES	28,988,291	82%	17,671,238	81%
22	SUPPLIERS	4,105,167	12%	3,092,220	14%
23	BANK DEBT	—	0%	651,499	3%
24	STOCK MARKET LOANS	1,015,593	3%	475,304	2%
25	PAYABLE TAXES	163,355	0%	99,904	0%
26	OTHER CURRENT LIABILITIES	23,704,176	67%	13,352,311	61%
27	LONG-TERM LIABILITIES	4,668,006	13%	2,849,121	13%
28	BANK DEBT	2,068,006	6%	119,982	1%
29	STOCK MARKET LOANS	2,600,000	7%	2,712,620	12%
30	OTHER DEBT	—	0%	16,519	0%
31	DEFERRED CREDITS	1,414,763	4%	1,191,128	5%
32	OTHER LIABILITIES	101,259	0%	89,876	0%

33	CONSOLIDATED STOCKHOLDERS´ EQUITY	7,917,079	100%	7,172,815	100%

34	MINORITY STOCKHOLDERS		0%	45,297	1%
35	MAJORITY STOCKHOLDERS	7,917,079	100%	7,127,518	99%
36	CONTRIBUTED CAPITAL	1,777,938	22%	1,962,110	27%
38	CAPITAL STOCK (NOMINAL)	545,630	7%	545,630	8%
38	CAPITAL STOCK (RESTATEMENT)	177,050	2%	177,067	2%
39	PAID-IN CAPITAL	1,055,258	13%	1,239,413	17%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	6,139,141	78%	5,165,408	72%
42	RETAINED EARNINGS AND CAPITAL RESERVES	9,936,184	126%	8,202,590	114%
43	RESERVE FOR REPURCHASE OF SHARES	161,081	2%	439,953	6%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,828,507)	-61%	(4,323,024)	-60%

45	NET INCOME FOR THE PERIOD	870,383	11%	845,889	12%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of June 30, 2005 purchasing power)

REF		2nd QUARTER 2005		2nd QUARTER 2004
S	CONCEPTS	Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	17,943,826	100%	9,491,657	100%
46	CASH	1,896,735	11%	676,222	7%
47	SHORT-TERM INVESTMENTS	16,047,091	89%	8,815,435	93%

18	DEFERRED ASSETS (NET)	766,570	100%	1,362,195	100%
48	CAPITALIZED EXPENSES		0%		0%
49	GOODWILL	766,570	100%	1,362,195	100%
50	DEFERRED TAXES		0%		0%
51	OTHER		0%		0%

21	CURRENT LIABILITIES	28,988,291	100%	17,671,238	100%
52	DENOMINATED IN FOREIGN CURRENCY	332,206	1%	363,886	2%
53	DENOMINATED IN MEXICAN PESOS	28,656,085	99%	17,307,352	98%

24	STOCK MARKET LOANS	1,015,593	100%	475,304	100%
54	COMMERCIAL PAPER	1,000,000	0%	475,304	0%
55	MEDIUM-TERM NOTES		0%		0%
56	CURRENT PORTION OF LONG-TERM DEBT	15,593	0%		0%

26	OTHER CURRENT LIABILITIES	23,704,176	100%	13,352,311	100%
57	INTEREST BEARING CURRENT LIABILITIES	22,469,484	95%	12,994,954	97%
58	NON-INTEREST BEARING CURRENT LIABILITIES	1,234,692	5%	357,357	3%

27	LONG-TERM LIABILITIES	4,668,006	100%	2,849,121	100%
59	DENOMINATED IN FOREIGN CURRENCY		0%	16,519	1%
60	DENOMINATED IN MEXICAN PESOS	4,668,006	100%	2,832,602	99%

29	STOCK MARKET LOANS	2,600,000	100%	2,712,620	100%
61	BONDS	2,600,000	100%	2,712,620	0%
62	MEDIUM-TERM NOTES		0%		0%

30	OTHER DEBT	—	0%	16,519	100%
63	INTEREST BEARING CURRENT LIABILITIES	—	0%	16,519	100%
64	NON-INTEREST BEARING CURRENT LIABILITIES	—	0%		0%

31	DEFERRED CREDITS	1,414,763	100%	1,191,128	100%
65	NEGATIVE GOODWILL		0%		0%
66	DEFERRED TAXES	962,461	68%	811,331	68%
67	OTHER	452,302	32%	379,797	32%

32	OTHER LIABILITIES	101,259	100%	89,876	100%
68	RESERVES	101,259	100%	82,489	92%
69	OTHER	—	0%	7,387	8%

44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,828,507)	100%	(4,323,024)	100%
70	MONETARY POSITION ACCUMULATED EFFECT		0%		0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,828,507)	100%	(4,323,024)	100%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos of June 30, 2005 purchasing power)

REF		2nd QUARTER 2005	2nd QUARTER 2004
S	CONCEPTS	Amount	Amount
72	WORKING CAPITAL	6,323,439	3,746,583
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	101,259	82,489
74	EXECUTIVES (*)	186	140
75	EMPLOYEES (*)	31,657	24,944
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	240,588,007	236,736,440
78	REPURCHASED SHARES (*)	9,291,200	8,423,540

(*)	THESE CONCEPTS ARE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO JUNE 30, 2005 AND 2004
(Thousands of Mexican Pesos of June 30, 2005 purchasing power)

REF		2nd QUARTER 2005		2nd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	14,831,359	100%	12,117,118	100%
2	COST OF GOODS SOLD	8,116,414	55%	6,837,415	56%
3	GROSS PROFIT	6,714,945	45%	5,279,703	44%
4	OPERATING EXPENSES	5,158,955	35%	3,924,017	32%
5	OPERATING INCOME	1,555,990	10%	1,355,686	11%
6	COMPREHENSIVE FINANCING RESULT	385,062	3%	389,487	3%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	1,170,928	8%	966,199	8%
8	OTHER FINANCIAL OPERATIONS	330,535	2%	(72,904)	-1%
9	PRE-TAX INCOME	840,393	6%	1,039,103	9%
10	RESERVE FOR TAXES AND EMPLOYEES´ STATUTORY PROFIT SHARING	258,033	2%	193,000	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	582,360	4%	846,103	7%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	288,023	2%	(634)	0%
13	INCOME FROM CONTINUING OPERATIONS	870,383	6%	845,469	7%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	870,383	6%	845,469	7%
16	EXTRAORDINARY ITEMS — NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	870,383	6%	845,469	7%
19	INCOME OF MINORITY STOCKHOLDERS		0%	(420)	0%
20	INCOME OF MAJORITY STOCKHOLDERS	870,383	6%	845,889	7%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of June 30, 2005 purchasing power)

REF		2nd QUARTER 2005		2nd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	14,831,359	100%	12,117,118	100%
21	DOMESTIC	13,566,537	91%	11,177,090	92%
22	FOREIGN	1,264,822	9%	940,028	8%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	117,439	1%	81,600	1%

6	COMPREHENSIVE FINANCING RESULT	385,062	100%	389,487	100%
24	INTEREST EXPENSE	340,307	88%	497,471	128%
25	EXCHANGE LOSS	128,525	33%	—	0%
26	INTEREST INCOME	(56,099)	-15%	(53,123)	-14%
27	EXCHANGE GAIN	—	0%	(31,476)	-8%
28	GAIN ON NET MONETARY POSITION	(27,671)	-7%	(23,385)	-6%

8	OTHER FINANCIAL OPERATIONS	330,535	100%	(72,904)	100%
29	OTHER EXPENSES (INCOME) — NET	330,535	100%	(72,904)	100%
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS

10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY	258,033	100%	193,000	100%
	PROFIT SHARING
32	INCOME TAX	273,601	106%	139,652	72%
33	DEFERRED INCOME TAX	(15,568)	-6%	53,348	28%
34	EMPLOYEES´ STATUTORY PROFIT SHARING	—	0%	—	0%
35	DEFERRED EMPLOYEES´ STATUTORY PROFIT SHARING	—	0%	—	0%

(***)	THOUSANDS OF EMPLOYEES´ U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of June 30, 2005 purchasing power)

REF		2nd QUARTER 2005	2nd QUARTER 2004
R	CONCEPTS	Amount	Amount
36	TOTAL SALES	14,831,358	12,117,117
37	NET INCOME FOR THE PERIOD (**)	912,003	423,188
38	NET SALES (**)	29,122,591	23,779,931
39	OPERATING INCOME (**)	3,131,577	2,814,157
40	INCOME OF MAJORITY STOCKHOLDERS (**)	1,910,043	1,602,472
41	CONSOLIDATED NET INCOME (**)	1,910,463	1,603,337

(***)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM APRIL 1st TO JUNE 30, 2005 AND 2004
(Thousands of Mexican Pesos of June 30, 2005 purchasing power)

REF		2nd QUARTER 2005		2nd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	7,645,360	100%	6,455,754	100%
2	COST OF GOODS SOLD	4,204,657	55%	3,620,511	56%
3	GROSS PROFIT	3,440,703	45%	2,835,243	44%
4	OPERATING EXPENSES	2,604,646	34%	2,086,464	32%
5	OPERATING INCOME	836,057	11%	748,779	12%
6	COMPREHENSIVE FINANCING RESULT	278,737	4%	299,749	5%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	557,320	7%	449,030	7%
8	OTHER FINANCIAL OPERATIONS	330,535	4%	81,367	1%
9	PRE-TAX INCOME	226,785	3%	367,663	6%
10	RESERVE FOR TAXES AND EMPLOYEES´ STATUTORY PROFIT SHARING	151,537	2%	104,457	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	75,248	1%	263,206	4%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	276,288	4%	(950)	0%
13	INCOME FROM CONTINUING OPERATIONS	351,536	5%	262,256	4%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	351,536	5%	262,256	4%
16	EXTRAORDINARY ITEMS — NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	351,536	5%	262,256	4%
19	INCOME OF MINORITY STOCKHOLDERS		0%	(38)	0%
20	INCOME OF MAJORITY STOCKHOLDERS	351,536	5%	262,294	4%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of June 30, 2005 purchasing power)

REF		2nd QUARTER 2005		2nd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	7,645,360	100%	6,455,754	100%
21	DOMESTIC	6,951,675	91%	5,921,442	92%
22	FOREIGN	693,685	9%	534,312	8%
23	FOREIGN SALES EXPRESSES IN U.S. DOLLARS (***)	66,308		45,300

6	COMPREHENSIVE FINANCING RESULT	278,737	100%	299,749	77%
24	INTEREST EXPENSE	180,882	65%	340,639	114%
25	EXCHANGE LOSS	136,871	49%	—	0%
26	INTEREST INCOME	(29,296)	-11%	(24,175)	-8%
27	EXCHANGE GAIN	—	0%	(10,439)	-3%
28	GAIN ON NET MONETARY POSITION	(9,720)	-3%	(6,276)	-2%

8	OTHER FINANCIAL OPERATIONS	330,535	100%	81,367	100%
29	OTHER EXPENSES (INCOME) — NET	330,535	100%	81,367	100%
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS

10	RESERVE FOR TAXES AND EMPLOYEES´ STATUTORY	151,537	100%	104,457	100%
	PROFIT SHARING
32	INCOME TAX	147,889	98%	33,540	32%
33	DEFERRED INCOME TAX	3,648	2%	70,917	68%
34	EMPLOYEES´ STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYEES´ STATUTORY PROFIT SHARING		0%		0%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO JUNE 30, 2005 AND 2004
(Thousands of Mexican Pesos of June 30, 2005 purchasing power)

REF		2nd QUARTER 2005	2nd QUARTER 2004
C	CONCEPTS	Amount	Amount
1	CONSOLIDATED NET INCOME	870,383	845,469
2	+ ( — ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	1,095,867	786,093
3	CASH FLOW FROM NET INCOME OF THE YEAR	1,966,250	1,631,562
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	3,750,368	1,549,753
5	CASH GENERATED BY (USED ON) OPERATING ACTIVITIES	5,716,618	3,181,315
6	CASH FLOW FROM EXTERNAL FINANCING	(128,932)	(97,245)
7	CASH FLOW FROM INTERNAL FINANCING	(531,672)	(339,038)
8	CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(660,604)	(436,283)
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(593,310)	(861,446)
10	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,462,704	1,883,586
11	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,481,122	7,608,071
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	17,943,826	9,491,657

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO JUNE 30, 2005 AND 2004
(Thousands of Mexican Pesos of June 30, 2005 purchasing power)

REF		2nd QUARTER 2005	2nd QUARTER 2004
C	CONCEPTS	Amount	Amount
2	+ ( — ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	1,095,867	786,093
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	630,468	530,845
14	INCREASE (DECREASE) IN IN PENSION FUND AND SENIORITY PREMIUM RESERVE	11,019	3,595
15	EXCHANGE (GAIN) LOSSES	—	—
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF ASSETS AND LIABILITIES	—	—
17	OTHER ITEMS	647,906	377,389
17	OTHER ITEMS THAT DOESN´T HAVE TO DO WITH EBITDA	(193,526)	(125,736)

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	3,750,368	1,549,753
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(1,939,988)	(1,826,447)
19	(INCREASE) DECREASE IN INVENTORIES	537,224	111,622
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS RECEIVABLE AND OTHER ASSETS	849,174	263,025
21	INCREASE (DECREASE) IN SUPPLIERS	(350,807)	(193,796)
22	INCREASE (DECREASE) IN OTHER LIABILITIES	4,654,765	3,195,349

6	CASH FLOW FROM EXTERNAL FINANCING	(128,932)	(97,245)
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	(9,131)	357,592
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	245,143	(446,655)
25	DIVIDENDS RECEIVED
26	OTHER FINANCING	(1,355)	176,592
27	( — ) BANK DEBT AMORTIZATION
28	( — ) STOCK MARKET LOANS AMORTIZATION
29	( — ) OTHER FINANCING	(363,589)	(184,774)

7	CASH FLOW FROM INTERNAL FINANCING	(531,672)	(339,038)
30	INCREASE (DECREASE) IN CAPITAL STOCK	(10,981)	123
31	PAID DIVIDENDS	(264,841)	(256,540)
32	PAID-IN CAPITAL	(255,850)	(82,621)
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK INCREASES

9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(593,310)	(861,446)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	—	(103,889)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(593,310)	(757,557)
36	INCREASE IN CONSTRUCTION IN PROGRESS
37	SALE OF PERMANENT INVESTMENTS
38	SALE OF FIXED ASSETS
39	OTHER ITEMS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF		2nd QUARTER 2005		2nd QUARTER 2004
P	CONCEPTS

	YIELD
1	NET INCOME TO NET SALES	5.87%		6.98%
2	NET INCOME TO STOCKHOLDERS´ EQUITY (**)	24.13%		22.48%
3	NET INCOME TO TOTAL ASSETS (**)	4.43%		5.53%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	14.05%		21.18%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION	3.18%		2.77%

	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	0.68	times	0.82	times
7	NET SALES TO FIXED ASSETS (**)	5.50	times	5.28	times
8	INVENTORY TURNAROUND (**)	4.18	times	3.41	times
9	RECEIVABLES TURNAROUND	134	days	93	days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)	7.76%		7.35%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	81.63%		75.24%
12	TOTAL LIABILITIES TO STOCKHOLDERS´ EQUITY	4.44	times	3.04	times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS	0.94%		1.74%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	88.11%		63.30%
15	OPERATING INCOME TO INTEREST EXPENSE	4.57	times	2.73	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.83	times	1.09	times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.22	times	1.21	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.11	times	1.01	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.01	times	0.98	times
20	CASH TO CURRENT LIABILITIES	61.90%		53.71%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	13.01%		13.46%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	25.53%		12.79%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	16.80	times	6.39	times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	19.52%		22.29%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	80.48%		77.71%
26	ACQUISITION OF PROPERTY, PLANTA AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	100.00%		87.94%

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF		2nd QUARTER 2005		2nd QUARTER 2004
D	CONCEPTS
1	BASIC EARNINGS PER COMMON SHARE (**)	7.80		6.74
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—		—
3	DILUTED EARNNGS PER COMMON SHARE (**)	—		—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	4.82		6.74
5	EFFECT OF DISCONTINUED OPERATIONS ON			.
	EARNINGS PER COMMON SHARE (**)	—		—
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	2.98		—
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—		—
8	BOOK VALUE PER SHARE	32.91		30.11
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	1.11		1.08
10	DIVIDEND IN SHARES PER COMMON SHARE	—	shares	—	shares
11	MARKET PRICE TO BOOK VALUE	2.43	times	2.26	times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	10.25	times	10.11	times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	—	times	—	times

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
GRUPO ELEKTRA ANNOUNCES RECORD EBITDA OF Ps. 1.1 BILLION FOR 2Q05, UP 17%
— Revenues up 18% to Ps. 7.6 Billion for 2Q05 —
— Banco Azteca’s Customer Deposits Grew 75% to Ps. 22.5 Billion and Gross Credit Portfolio Increased 77% to Ps. 13.0 Billion —
Highlights
The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, approximately 97% as of June 30, 2005. On June 1, Círculo de Crédito, S.A. de C.V. received authorization from the Ministry of Finance to start operations as the new credit information bureau for individuals in Mexico.
Financial Highlights:
Millions of Pesos of constant purchasing power as of June 30, 2005.

			Change				Change
	2Q04	2Q05	$	%	6M04	6M05	$	%
Consolidated Revenues	6,456	7,645	1,190	18.4%	12,117	14,831	2,714	22.4%
Gross Profit	2,835	3,441	605	21.4%	5,280	6,715	1,435	27.2%
EBITDA	990	1,159	170	17.1%	1,853	2,186	333	18.0%
Net Income	262	352	89	34.0%	846	870	24	2.9%
EPS (pesos per share) (1)	1.10	1.44	0.33	30.1%	3.56	3.55	(0.00)	(0.1%)
EPS (US$ per ADR) *	0.41	0.53	0.12	30.1%	1.32	1.32	(0.00)	(0.1%)

(1)	Calculation based on 244,876,000 Elektra* (61,219,000 GDSs equivalent) weighted average at June 30, 2005 and 237,716,000 Elektra* (59,429,000 GDSs equivalent) weighted average outstanding at June 30, 2004.

*	Ps. 10.77 per US$
Mexico City, July 25, 2005 — Grupo Elektra, S.A. de C.V. (BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the second quarter of 2005.
Javier Sarro, CEO of Grupo Elektra said, “Our second quarter financial results were consistent with the outlook we provided for 2005. We are very enthusiastic that the overall business expansion translated into solid earnings growth and further improvements in profitability and bottom line”.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Carlos Septién, Banco Azteca’s CEO said, “We are delighted with Banco Azteca’s strong financial results, which exceeded our expectations. Banco Azteca represents an optimal alternative to grant reliable consumer credit for millions of families who have been able to increase their purchasing power and improve their quality of life though access to high quality products and services. Likewise, we are transforming the Mexican banking system with our unique products and services, and principally, the savings culture in a large under attended segment of the population”.
Financial Division
Banco Azteca
For 2Q05, Banco Azteca reported net income of Ps. 122.0 million, 28.4% higher than the net income of Ps. 95.0 million for 2Q04.
As of June 30, 2005, the estimated capitalization index of Banco Azteca was 11.3%, flat when compared with the index of June 2004. The capitalization index exceeds the 8.0% minimum required by Mexican regulators.
Gross Credit Portfolio
Banco Azteca’s total gross credit portfolio increased 76.9%, reaching Ps. 13.0 billion from Ps. 7.4 billion at the end of 2Q04. The average term of the credit portfolio at the end of the 2Q05, was 54 weeks. At the end of 2Q05, we had a total of 4.5 million active accounts, representing a 38.7% increase from 2Q04. The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, approximately 97% as of June 30, 2005.
Savings Accounts and Term Deposits
Net deposits increased 74.5% to Ps. 22.5 billion in 2Q05 from Ps. 12.9 billion in 2Q04, and the total number of accounts rose to 6.8 million.
Afore Azteca
For 2Q05, Afore Azteca reported a net income of Ps. 1.0 million from a net income of Ps. 5.0 million for 2Q04. As of June 30, 2005, Siefore Azteca reached Ps. 4.2 billion in net assets under management, and yielded an 8.67% return.
Seguros Azteca
For the fifth consecutive quarter, Seguros Azteca recorded a positive net income; this time of Ps. 37.0 million, from a net income of Ps. 7.0 million in 2Q04.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Círculo de Crédito
On June 1, Círculo de Crédito, S.A. de C.V. received authorization from the Ministry of Finance to start operations as the new credit information bureau for individuals in Mexico. Grupo Elektra partnered with Banco Afirme, S.A., Coppel, S.A. de C.V., Grupo Chedraui, S.A. de C.V., and two other private investors to create Círculo de Crédito. Each partner of the new credit bureau has 18% equity stake with the exception of the two private investors who each has a 14% equity stake. The new credit bureau primarily intends to obtain, manage and send information on the credit history of individuals.
Commercial Division
Commercial division revenues decreased 1.0%, due primarily to lower merchandise revenues that result from the closing of certain stores that did not reach our profitability standards. However, Latin American operations continued to show favorable results.
Total Debt and Net Debt
At the end of 2Q05, the commercial division’s total debt with cost was Ps. 3.6 billion, 8.5% lower compared with Ps. 3.9 billion at the end of 2Q04. Net debt at the commercial division decreased to a negative amount of Ps. 576.3 million in 2Q05 from Ps. 1.1 billion in 2Q04.
Consolidated Financial Results
Consolidated Revenues
Consolidated revenues increased 18.4% to Ps. 7.6 billion in 2Q05 from Ps. 6.5 billion in 2Q04.
EBITDA
Consolidated EBITDA reached Ps. 1.1 billion, a 17.1% increase from Ps. 989.9 million in 2Q04. During the quarter, the growth in operating expenses was offset by higher consolidated revenues and a 110 basis points higher consolidated gross margin, from 43.9% in 2Q04 to 45.0% in 2Q05. Consolidated EBITDA margin reached 15.2%, 10 basis points lower than the 15.3% reported in 2Q04.
EBITDA & Operating Profit
Millions of Pesos of constant purchasing power as of June 30, 2005.

			Change				Change
	2Q04	2Q05	$	%	6M04	6M05	$	%

EBITDA	990	1,159	170	17.1%	1,853	2,186	333	18.0%
Operating Profit	749	836	88	11.7%	1,356	1,556	200	14.8%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Operating Expenses
During the quarter, operating expenses grew 24.8% to Ps. 2.6 billion in 2Q05 from Ps. 2.1 billion in 2Q04. The increase in operating expenses was mainly the result of hiring and training of employees; door-to-door sales initiatives; increased operations from 137 net new stores; and higher advertising expenses from our new business units.
Comprehensive Cost of Financing
The commercial division comprehensive cost of financing for 2Q05 was Ps. 609.3 million, 59.9% higher when compared with the Ps. 381.1 million in 2Q04. The difference in the cost of financing is explained by:
1) A Ps. 330.5 million loss in equity swaps operations explained by the impact of the implementation of Mexican accounting Bulletin C-10 on the Company’s position in equity swaps. Bulletin C-10, “Derivative Financial Instruments and Coverage Operations” of Mexican GAAP states that realized and unrealized gains and losses on interest rate swaps and options, on foreign exchange options and forward contracts, are recognized in the income statement of the period and are included in the comprehensive cost of financing; and
2) An increase in FX losses of Ps. 147.3 million in the period.
These were partially offset by:
A Ps. 159.8 million decrease in interest expense resulting from a lower level of debt with cost this quarter largely due to the four years in advance redemption of the full amount of the 12% US$275 million Senior Notes due in 2008;
A Ps. 5.1 million increase in interest income; and
A Ps. 3.4 million increase in monetary gains.
On a proforma basis, excluding the Ps. 330.5 million loss in equity swaps operations, the comprehensive cost of financing in 2Q05 was Ps. 278.7 million, 7.0% lower compared with the proforma Ps. 299.7 million of 2Q04.
Operating Profit
During the quarter, operating income increased 11.7% despite a 30.8% growth in depreciation and amortization. The rise in D&A results from increased fixed assets in both the commercial and the financial divisions.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Net Income
Our positive operating performance, coupled with a Ps. 276.3 million gain from our equity participation in Comunicaciones Avanzadas, partially offset by the increase in the comprehensive cost of financing, led to a net income of Ps. 351.5 million in 2Q05, 34.0% higher than the Ps. 262.3 million net income of 2Q04.
On a proforma basis, excluding the Ps. 330.5 million loss in equity swaps operations in the comprehensive cost of financing in 2Q05, net income for 2Q05 was Ps. 682.1 million, 98.5% higher when compared with the proforma Ps. 343.7 million of 2Q04.
CAPEX
Capital expenditures in the first half of 2005 were Ps. 593.3 million, principally due to our expansion and the purchases of communications equipment.
Cash and Cash Equivalents
Total cash and cash equivalents rose 89.0% to Ps. 17.9 billion in 2Q05 from Ps. 9.5 billion in 2Q04, comprised of a 48.8% increase to Ps. 4.2 billion from the commercial division and a 106.1% growth to Ps. 13.7 billion from the financial division in line with the increase in customer deposits.
Consolidated Gross Loan Portfolio
Total consolidated gross loan portfolio increased 75.6% to Ps. 13.6 billion in 2Q05 from Ps. 7.8 billion at the end of 2Q04. Collection rate for the credit portfolio remained at 97%.
Equity
Consolidated equity grew 10.4% to Ps. 7.9 billion in 2Q05 from Ps. 7.2 billion in 2Q04.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Company Profile
Grupo Elektra i Latin America’s leading speciality retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Electricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru.
Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through approximately 1,400 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.
Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.
As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:
Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes. We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.
EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.
Grupo Elektra — Tradition with Vision
Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its more than 1,440 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.
Investor and Press Inquiries:
Esteban Galindez Director of Financial and R.I. Grupo Elektra S.A. de C.V. Tel. +52 (55) 1720-7819 Fax. +52 (55) 1720-7822
egalindez@elektra.com.mx
Bruno Rangel Director of Investor Relations Grupo Salinas Tel. +52 (55) 1720-9167 Fax. +52 (55) 1720-0831
irangelk@tvazteca.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
NOTE 1 — COMPANY OPERATIONS:
The main activity of Grupo Elektra, S. A. de C. V. (“Grupo Elektra”) and its subsidiaries (the Company) is the sale of consumer electronics, major appliances, household furniture, telephones and computers, through a chain of 962 stores in Mexico and 79 in Guatemala, Peru and Honduras. The Company operates three store formats: Elektra, Salinas y Rocha and Bodega de Remates.
Additionally, the Company offers a series of financial products and services, the most important of which are granting of personal and consumer loans, receiving deposits and savings and investment accountants, as well as money transfer services from the United States to Mexico and within Mexico.
On July 18, 2003, Grupo Elektra acquired CIGNA Seguros, S.A. which was renamed Seguros Azteca, S.A. de C.V. (Seguros Azteca) and will offer life, accident and health insurance to the Company’s customers. The purchase did not include any insurance portfolio or any liabilities. Grupo Elektra received the approval from the Ministry of Finance and Public Credit (MFPC) to operate Seguros Azteca in February 2004.
In April 2002 Grupo Elektra received authorization from Mexico’s Finance Ministry (SHCP) to operate a Retirement Saving Fund Administrator, named Afore Azteca, S. A. de C. V. (Afore Azteca). It started operations at the beginning of July 2003.
Grupo Elektra received approval from the SHCP to incorporate Banco Azteca, S. A. de C. V., Institución de Banca Múltiple (BAZ), which began operations in the last quarter of 2002 and, at December 31, 2004, had established branches in the 930 Elektra and Salinas y Rocha stores and approximately 200 other branches in third party channels.
Before BAZ began operations, Elektrafin Comercial, S. A. de C. V. (Elektrafin), a wholly owned subsidiary, granted financing to the company’s customers to acquire merchandise at the Elektra and Salinas y Rocha stores. In December 2003, Elektrafin was merged into Elektra. Grupo Elektra received authorization by the Superintendent of Banks of Panama on November 24, 2004, resolution number SB-224-2004. As of December 31, 2004, it had not begun operations.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The financial statements of Banco Azteca, Afore Azteca and Seguros Azteca included in the consolidated financial statements have been prepared in accordance with the accounting criteria established by the Commission, which are the same as Mexican Generally Accepted Accounting Principles (Mexican GAAP).
Below is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial information:
a. Recognition of the effects of inflation
The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and are expressed in constant pesos with purchasing power as of December 31, 2004, in accordance with the following policies:
Inventory and cost of sales are restated by using the replacement cost method.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2005
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of shareholder equity are restated by applying factors derived from the Mexican National Consumer Price Index (INPC).
The gain on monetary position represents the profit from inflation, as measured by the INPC, on the monthly net monetary liabilities and assets during the year, restated to pesos with purchasing power as of the end of last year.
The result from holding non-monetary assets represents the increase of the restated value of these assets, applying specific costs above or below inflation measured in terms of the INPC, and is included in the insufficiency in the restatement of capital.
b. Principles of consolidation
The consolidated financial statements include those of the Company and all of its controlled subsidiaries. All intercompany balances and operations have been eliminated in the consolidation.
c. Investments Securities
The Company considers all highly liquid investments with maturity of less than three months to be cash equivalents.
Investments in securities are classified by Company management according to their intended use: available for sale, business purposes or held to maturity. The classification is determined at the time the securities are acquired.
Trading securities are initially recorded at their acquisition cost, plus yields generated, calculated in accordance with the straight-line method. As of the balance sheet date, trading securities are stated at their net realizable value, based on their estimated market value, determined based on processed price vectors, published by an authorized pricing expert authorized by the Commission. Unrealized gains and losses are recognized in the statements of income of the year.
d. Loan portfolio
The balance of the loan portfolio is represented by the amounts actually granted to borrowers, plus uncollected accrued interest and deducted from interest collected in advance and from the allowance for credit losses.
Loans are considered past due for their total unpaid balance, when interest or installment payments are not received within the terms shown below:
•	Loans with a single payment of principal and interest 30 days or more past due.

•	Loans with a single payment of principal at due date and periodic interest payments 90 days or more past due on interest payments or 30 days or more past due on the payment of principal.

•	Loans with installments on the principal and interest, at 90 days or more in arrears.

•	Revolving loans if there are two monthly billing periods, or 60 or more days past due.

•	Mortgage loans, when principal and interest payments are 90 days or more past due.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
e. Allowance for doubtful accounts
The Company has created reserves in accordance with expected losses, based on historical experience. The calculation of this reserve was performed following the methodology utilized by Elektrafin, a Company that granted loans until 2002, and which merged with Elektra in 2003 before BAZ began operations, which consisted of increasing the allowance for doubtful accounts for each credit sale.
f. Inventories and cost of sales
Inventories and cost of sales are originally determined by the average cost method and are restated and value of inventories so determined do not exceed current market value.
g. Property, furniture, equipment and investment in stores
Real estate, furniture and equipment are expressed at cost of acquisition and are restated. Investment in stores represents expenditures necessary to prepare the stores operated by the Company, and is restated.
Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years.
The company conducts a major part of its operations from leased facilities, which include more than 1,000 stores, nine distribution centers and the building housing the company’s headquarters. These facilities are under operating leases that expire over the next nine years. Most of the leases are renewable for periods of three to five years.
Some of the rental payments on store facilities are based on a minimum rental and a percentage of the store’s sales (contingent rentals). In most cases, management expects leases to be renewed or replaced by other properties.
h. Investments in shares
The investment in CASA is accounted for by the equity method. The equity in the results of CASA is shown in the consolidated statements of income.
Other investments in non-marketable equity securities in which the Company’s interest is less than 10% are stated originally at cost, and restated.
In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, the value of the shares in permanent investments is subject to tests of impairment in those cases where the value of the use is less than the accounting value. The difference is the impairment of goodwill.
i. Goodwill
As of June 30, 2005, the balance of goodwill presented in the balance sheets only corresponds to CASA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
j. Demand and term deposits
BAZ liabilities for this concept are composed of demand and term deposits, which are represented by concentrated, savings and investment accounts, as well as notes with yields payable on maturity. These liabilities are recorded at capture or placement costs plus accrued interest determined by days transpired as of the monthly close. These are charged to the results.
k. Income tax and employees’ statutory profit sharing
The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between the book and tax values of assets and liabilities, and considering tax-loss carry-forwards and asset tax recoverable likely to be obtained.
Deferred employees’ statutory profit sharing (ESPS) is determined considering the non-recurring temporary differences between the book profit and the taxable distribution base determined under Income Tax Law for ESPS purposes.
l. Labor obligations
Seniority premiums, to which employees are entitled to upon termination of employment after 15 years of service, as well as obligations under retirement plans established by the Company’s subsidiaries for their employees, to which they do not contribute, are recognized as costs of the years in which the services are rendered through contributions to irrevocable trust funds, based on actuarial studies.
Other seniority-based compensation, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to results in the year in which it becomes payable.
m. Review of the values of long-lived assets
The Company periodically evaluates the recovery value of its tangible and intangible long-lived assets, including goodwill, based on future flows from its two cash-generating units (sales and credit). If the accounting value of the assets exceeds the use value (discounted flows) a loss from impairment of these assets is recognized.
The procedure and criterion used by the Company are in agreement with the provisions established in Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, issued in March 2003.
n. Transactions in foreign currencies and translation of foreign operations
Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at Mexican peso equivalents current as of the date of the balance sheet. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or valued at the close of the year are applied to the results.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
o. Earnings per share
Earnings per share is calculated by dividing the consolidated net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if share and other contracts related to issuing shares were exercised or converted, resulting in the issuance of additional shares, which would participate in Grupo Elektra profit-sharing.
p. Derivative financial instruments
Beginning in 2004, the effects of operations with derivative financial instruments indexed to Company’s own shares are recognized in the statement of income as income or expense, and those resulting from interest rate coverage instruments are recognized in the comprehensive income, both at their fair value as of December 31 of each year.
Until December 31, 2003 profits and losses from derivative financial operation contracts were recorded within the premium for placement of shares because it dealt with operations with the Company’s own shares. Until December 31, 2003, interest paid, as well as dividends on shares involved in these operations, were recorded in the statement of income of the years in which they were carried out.
Beginning in 2004, the Company chose early adoption of Bulletin B-10, “Derivative Financial Instruments and Coverage Operations” of Mexican Generally Accepted Accounting Principles.
Valuation of interest rate futures purchase operations at the end of the year carried out by BAZ are presented in the balance sheet in net form, together with the primary position whose risk is being covered. That is, within demand deposits.
q. Comprehensive income
Comprehensive income includes the net income for the year, plus any items which, in accordance with Mexican Generally Accepted Accepted Accounting Principles, must be recorded directly in the shareholder equity and are not capital contributions or reductions.
r. Revenue recognition
The Company recognizes revenue on sales when goods are delivered to customers.
Interest is recognized as income when accrued, applying the straight-line method. However, recognition of interest is suspended at the time when loans are reclassified to the past due portfolio. With respect to uncollected ordinary accrued interest corresponding to loans classified to the past due portfolio, an estimate is created for an amount equivalent to the total amount at the time the loan is reclassified to the past-due portfolio. Accrued interest (late) during the period in which the loan is classified to the past due portfolio is not recognized as income until it is actually collected.
Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in BAZ located in Elektra and SyR stores and third party channels, plus the Company’s share of the foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded when services are provided.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
Revenues from extended warranty sales are recorded as deferred credits on the date the contracts are sold, and are applied applied to income using the straight-line method over the terms of the extended warranties (from two to five years).
Income from the sale of life insurance policies are recorded at the time the policies are issued, and are decreased by the premiums paid for reinsurance.
s. Presentation of revenues and costs
In order to compare Company income and costs, income is presented including merchandise sales and accrued and late interest, decreased by the loss from monetary position on the loan portfolio. Similarly, costs include the cost of sales of the merchandise, allowances for bad debt and interest charged to accounts payable labeled deposits, decreased by the profit on monetary position corresponding to the deposits. Other interest earned or paid is classified as part of the comprehensive cost of financing.
t. Use of estimates
Preparation of financial statements in accordance with Mexican Generally Accepted Accounting Principles requires that management make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.
u. Reclassifications
Certain amounts from the previous period have been reclassified in order to conform the presentation of the current financial statements.
v. Reconciliation between net income and EBITDA

	2Q05	2Q04	2005	2004
Reported net income	351.5	262.3	870.4	845.9

Add (substract) the following items:
Minority interest	—	0.0	—	0.4
Extraordinary item	—	—	—	—
Equity in (income) loss of affiliated companies	(276.3)	0.9	(288.0)	0.6
Tax provision	151.5	104.5	258.0	193.0
Comprehensive financing cost	609.3	381.1	715.6	316.6
Depreciation and amortization	323.8	247.5	630.5	498.1
Monetary loss recorded on revenues	—	—	—	—
Monetary gain recorded on cost	(0.5)	(6.4)	(0.2)	(1.0)

	807.9	727.6	1,315.8	1,007.7

EBITDA	1,159.4	989.9	2,186.2	1,853.6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

NAME OF THE		MAIN	NUMBER	% OF	TOTAL AMOUNT
COMPANY		ACTIVITIES	OF SHARES	OWNWERSHIP	Acquisition	Current
					Cost	Value

ASSOCIATED COMPANIES

1	COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.84	260,538	944,446
2	TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	41,701
3	BANCO AZTECA (PANAMA)	FINANCIAL SERVICES	1,000	100.00	112,400	113,271
4	OTRAS ASOCIADAS	NINETEEN	1	—	100,866	111,975

TOTAL INVESTMENT IN ASSOCIATED COMPANIES					481,327	1,211,393

OTHER PERMANENT INVESTMENTS						—

TOTAL						1,211,393

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)
ANNEX 5

Credit Type /	Amortization	Interest	Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Institution	Date	Rate	Until 1 year	More than	Current	Until	Until	Until	Until	Until
				1 year	Year	1 year	2 years	3 years	4 years	5 years

UNSECURED DEBT

BANCO DE MEXICO, S.A.	5/30/2009	8.29		2,068,006

TOTAL			—	2,068,006	—	—	—	—	—	—

STOCK MARKET DEBT

STOCK MARKET CERTIFICATES	2/23/2006	12.02	400,000

STOCK MARKET CERTIFICATES	5/10/2006	12.22	600,000

NACIONAL FINANCIERA, S.N.C.	3/9/2012	12.69		2,600,000

ACCRUED INTEREST	7/14/2005		15,593

TOTAL			1,015,593	2,600,000	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAKDOWN
ANNEX 5

Credit Type /	Amortization	Interest	Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Institution	Date	Rate	Until 1 year	More than	Current	Until	Until	Until	Until	Until
				1 year	Year	1 year	2 years	3 years	4 years	5 years

SUPPLIERS
FACTORING			950,976
LG ELECTRONICS MEXICO, S.A. DE C.V.	28/09/2005		471,776
MABE EXPORT SA DE CV	13/10/2005		459,232
SAMSUNG ELECTRONICS MEXICO, S.A. DE C.V.	28/09/2005		356,472
SONY DE MEXICO S.A DE C.V	30/07/2005		279,831
WHIRLPOOL MEXICO, S.A. DE C.V.	08/10/2005		269,113
DAEWOO ELECTRONICS CORPORATION DE MEXICO, S.A. DE C.V.	13/09/2005		227,910
PANASONIC DE MEXICO, S.A. DE C.V.	28/08/2005		169,440
OTROS			83,898
MULTITRADE INTERNATIONAL SA DE CV	30/07/2005		56,586
BRIGHTSTAR DE MEXICO S.A. DE C.V.	21/09/2005		54,731
PHILIPS MEXICANA, S.A. DE C.V.	14/08/2005		51,209
KOBLENZ ELECTRICA, S.A. DE C.V.	29/08/2005		42,465
GTW DE MEXICO S. DE R.L. DE C.V.	14/07/2005		38,141
IMPCO S. DE R.L. DE C.V.	29/08/2005		29,652
MAYTAG COMERCIAL S DE R.L. DE C.V.	07/10/2005		26,447
INDUSTRIAS MAN DE MEXICO SA.CV	29/08/2005		24,889
SUMBEAM MEXICANA, S.A. DE C.V.	27/08/2005		24,864
GRUPO KUCHEN MEISTER SA DE CV	30/07/2005		23,320
LONCIN GROUP IMPORT AND EXPORT CO L	29/08/2005		21,178
AVATAR TECHNOLOGY INC.	14/08/2005		18,913
BICICLETAS MERCURIO, S.A. DE C.V.	05/09/2005		16,746
APPLICA DE MEXICO S DE RL DE CV	13/09/2005		16,649
FASTEL S.A. DE	29/08/2005		15,934
HEWLETT-PACKARD MEXICO, S. DE R.L. DE C.V.	14/08/2005		14,883
BICICLO, S.A. DE C.V.	25/09/2005		14,535
CARRIER MEXICO SA CV	28/09/2005		14,067
SOLUCIONES INTELIGENTES PARA EL	29/08/2005		13,927
IND. LENNOX DE MEX. S.A DE C.V	8/29/2005		12,686
SHARP ELECTRONICS CORPORATION	8/29/2005		11,836
KOBE ELECTRONICS GROUP	7/30/2005		11,587
PROGRESSIVE TELECOM DE MEXICO	7/5/2005		10,309
EKCO SA	9/1/2005		10,222
BROTHER INTERNATIONAL DE MEXICO, S.A. DE C.V.	8/14/2005		9,493
PIONEER ELECTRONICS DE MEXICO	9/6/2005		9,487
PETTERS CONSUMER BRANDS MEXICO S. DE R.L. DE C.V.	8/21/2005		9,410
YORK INTERNACIONAL SA DE CV	9/27/2005		8,596
SPRING AIR MEXICO,S.A. DE C.V.	7/5/2005		8,519
JVC DE MEXICO SA DE CV	9/1/2005		8,394
DISTRIBUIDORA DE PRODUCTOS SINGER	9/4/2005		7,735
FUJIFILM DE MEXICO, S.A. DE C.V.	8/14/2005		7,381
AZTECAS RECORDS SA DE CV	7/29/2005		7,325
INDUSTRIAS D K, S.A. DE C.V.	7/6/2005		6,850
GRUPO BLER DE MEXICO,S.A. DE C.V.	9/13/2005		6,627
NOKIA DE MEXICO SA DE CV	7/30/2005		6,487
BSH ELECTRODOMESTICOS, S.A. DE C.V.	8/5/2005		6,104
BUSH INDUSTRIES DE MEXICO SA DE CV	8/9/2005		6,043
LATINOAMERICA					152,292

TOTAL SUPPLIERS			3,952,875	—	152,292	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAKDOWN
ANNEX 5

Credit Type /	Amortization	Interest	Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Institution	Date	Rate	Until 1 year	More than	Current	Until	Until	Until	Until	Until
				1 year	Year	1 year	2 years	3 years	4 years	5 years

OTHER LIABILITIES

OTHER			23,524,262		179,914

OTHER CURRENT LIABILITIES AND OTHER CREDITS			23,524,262	—	179,914	—	—	—	—	—

			28,492,730	4,668,006	332,206	—	—	—	—	—

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	10.77
LEMPIRAS	19.00
QUETZALES	7.62
SOLES	3.25

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year:	2005
GRUPO ELEKTRA, S.A. DE C.V.
MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

FOREIGN MONETARY POSITION	U.S. DOLLARS		OTHER CURRENCIES		TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS

TOTAL ASSETS	270,640	2,914,790	44,399	478,178	3,392,968

TOTAL LIABILITIES	1,284	13,827	29,562	318,379	332,206

SHORT-TERM LIABILITIES	1,284	13,827	29,562	318,379	332,206

LONG-TERM LIABILITIES	—	—	—	—	—

NET BALANCE	269,356	2,900,963	14,837	159,799	3,060,762

NOTES:
THE EXCHANGE RATES PER USD USED	WERE:
MEXICAN PESOS	10.77
LEMPIRAS	19.00
QUETZALES	7.62
SOLES	3.25

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)
JANUARY	5,127,578	7,434,039	2,306,460	0.00	82
FEBRUARY	5,163,416	7,458,549	2,295,132	0.33	7,647
MARCH	5,199,033	7,470,433	2,271,401	0.45	10,238
APRIL	5,133,013	9,596,668	4,463,655	0.36	15,897
MAY	6,297,562	8,091,560	1,793,998	(0.25)	(4,507)
JUNE	6,400,460	8,088,085	1,687,625	(0.10)	(1,620)
			—
			—
			—
RESTATEMENT			—		(66)
CAPITALIZATION			—		—
FOREIGN CORP.			—		—
OTHER			—		—

TOTAL					27,671

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET
ANNEX 8
FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES
NOT APPLICABLE
CURRENT SITUATION OF FINANCIAL LIMITATIONS
NOT APPLICABLE
BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
ANNEX 9

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%
NOT APPLICABLE
NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITY IS PERFORMED THROUGH ITS MORE THAN 1000 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
MAIN RAW MATERIALS
ANNEX 10

COST OF
	MAIN		MAIN		PRODUCTION
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	(%)
NOT APPLICABLE
NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
MARK-UP				3,593,505
VIDEO			1,069	1,894,653
INTEREST INCOME INVESTMENTS				1,141,615
TELEPHONES			600	909,262
AUDIO			516	824,628
WASHERS AND DRYERS			249	722,279
REFRIGERATORS			205	710,711
OTHER			—	559,406
STOVES AND GRILLS			318	553,618
COMPUTERS			121	351,294
LIVING ROOM FURNITURE			70	323,633
MATTRESSES			234	320,565
DINING ROOM FURNITURE			116	254,958
MONEY TRANSFERS			—	242,289
AIR CONDITONERS			206	214,247
BEDS AND BUNK BEDS			106	189,094
BYCICLES			149	169,839
SMALL APPLIANCES			709	158,604
ENTERTAINMENT GAMES			58	115,527
EXTENDED WARRANTIES			—	99,753
SEWING MACHINES			44	65,189
MOTORCYCLES			6	62,131
PHOTO DEVELOPING			420	20,311
TABLES			16	17,921
BEDROOM FURNITURE			4	15,673
DINING SETS			5	12,720
KITCHENS			1	4,803
BOOKCASES			3	4,069
CUPBOARDS			15	3,898
FOOD			1	3,260
BUSINESS			1	1,414
TOOLS			1	1,242
TYPEWRITING MACHINES			1	1,184
BOX SPRING			2	1,160
CHAIRS			1	1,090
BIPERS			—	607
VACUUM CLEANERS			—	206
WARDROBES			—	131
TRANSPORTATION			1	48

TOTAL			5,248	13,566,537

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS
SALES				957,835	LATIN AMERICA
MONEY TRANSFERS				3,693	UNITED STATES
PENALTY INTEREST				292,849	LATIN AMERICA
EXTENDED WARRANTIES				10,445	LATIN AMERICA

TOTAL				1,264,822

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
ANALYSIS OF CAPITAL STOCK
FEATURES OF THE COMMON SHARES

			NUMBER OF SHARES				CAPITAL STOCK
	FACE	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
ONLY	2.30500	—	240,588,007		78,222,947	162,365,060	545,630

TOTAL			240,588,007	—	78,222,947	162,365,060	545,630	-

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :
                    240,588,007
SHARES PROPORTION BY:
                    CPOSs:
                    UNITS:
                    ADRs:
                    GDRs:
                    ADSs:
                    GDSs:

REPURCHASED OWN SHARES
	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER
ONLY	9,291,200	75.08061	80.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
PROJECTS INFORMATION
ANNEX 13
NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14
NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION
We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
MEXICO CITY AT JULY 25, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A. de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: July 28, 2005.